THE COMPANY

         Cornerstone Realty Income Trust, Inc., a self-administered and self-managed equity REIT headquartered in Richmond, Virginia, is a fully integrated real estate organization with expertise in the management, acquisition, and renovation of apartment communities. The Company focuses on the ownership of apartment communities located in growing markets in Virginia, North Carolina, South Carolina and Georgia. On February 28, 1997, the Company owned the 42 Properties comprising 9,613 apartment units with an aggregate economic occupancy of 91% and an average monthly rent of $556 per unit as compared to February 28, 1996, when the Company owned 20 Properties comprising 4,565 apartment units with an aggregate economic occupancy of 88% and an average monthly rent of $510 per unit. The Company's strategy is to own apartment communities that cater to tenants with incomes equal to 90% to 115% of the average local household income.

         The Company maintains an intense focus on the operations of its Properties to generate consistent, sustained growth in net operating income, which it believes is the key to growing funds from operations per Common Share. Net operating income growth is evidenced by the 1996 operating performance of the Initial Properties. For the year ended December 31, 1996 as compared to the year ended December 31, 1995, the Initial Properties achieved 8.8% growth in net operating income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Comparison of the Years Ended December 13, 1996 and December 31, 1995 -- Comparable Property Results."

         The Company's objective is to increase distributable cash flow and Common Share value by:

           o Increasing rental rates, maintaining high economic occupancy rates, and controlling costs at the Properties

           o Acquiring additional properties at attractive prices that provide the opportunity to improve operating performance through the application of the Company's management, marketing, and renovation programs

         The Company has six regional property management offices, located in Blacksburg and Virginia Beach, Virginia; Raleigh, Charlotte and Wilmington, North Carolina; and Columbia, South Carolina. The Company currently has approximately 300 employees, including specialists in acquisition, management, marketing, leasing, development, accounting and information systems. The Company's executive officers have substantial experience with apartment properties, having been responsible for the management, acquisition and renovation of more than 20,000 apartment units over the last 24 years using the strategies and techniques described below.

         Glade M. Knight, the Company's Chairman and Chief Executive Officer, currently owns approximately 4% of the outstanding Common Shares. Collectively, the officers and directors of the Company currently own approximately 5% of the outstanding Common Shares.

GROWTH THROUGH MANAGEMENT AND LEASING

         The Company plans to grow net operating income through active property management, which includes keeping rental rates at or above market levels, maintaining high economic occupancy through tenant retention, creating a property identity and effectively marketing each property, and controlling operating expenses at the property level. The Company's commitment to growth is evidenced by the 15% increase in net operating income at the 19 Properties acquired before January 1, 1996 from their dates of acquisition through December 31, 1996.

         Management develops the overall management and leasing strategy, including goals and budgets, for each Property. In order to achieve each Property's objectives, management delegates significant decision-making responsibility to regional and on-site employees, thereby instilling in its employees a sense of ownership of their Property. Management believes that this strategy is an effective way to maximize each Property's potential. In order to achieve desired results, the Company emphasizes training for its on-site employees as well as raising rents to be at or above the market for comparable properties. The Company also ties on-site employees' bonuses to both net operating income targets established for their respective Properties and the Company's overall financial performance.
                                       18

         Management believes that tenant retention is critical to generating net operating income growth. Tenant retention maintains or increases economic occupancy and minimizes the costs associated with preparing apartments for new occupants. The Company employs one person at each Property who has a primary focus on tenant retention. The tenant retention specialist's objective is to focus on tenant retention. The tenant retention specialist's objective is to make tenants feel at home in the community through personal attention, which includes organizing social functions and activities as well as responding promptly to any tenant problems that may arise in conjunction with the apartment or community. The Company's philosophy is to market its Properties continually to existing tenants in order to achieve a low turnover rate. The Company believes that the turnover rate at its Properties is below the average turnover rate for comparable apartment communities.

         The Company seeks to create a unique identity for each Property by emphasizing curb appeal, signage, and attractive common area facilities such as clubhouses and swimming pools. The Company has upgraded or renovated many of the Properties' common area facilities after acquisition. Each Property is marketed as "Cornerstone Community" but typically has an individual Property name tied to a local theme. Each property has a dedicated on-site marketing person whose responsibility is to position and market the Property within the local community through such activities as media advertising, on-site promotional events and personal calls to local businesses.

         Operating expenses are controlled at each Property by setting budgets at the corporate level and requiring that any expense over budget at a Property be approved by management. Purchase discounts are sought at both the corporate level and locally in those areas where the Company has a significant presence. All contracts for goods and services are re-bid annually to ensure competitive pricing. The Company as a preventive maintenance program and the ability to perform work using in-house personnel which helps the Company to reduce expenses at the Properties. For example, the maintenance manager at each Property is qualified to perform HVAC and plumbing work which otherwise would be contracted outside the Company.

         An example of the success of the Company's active management strategy is the Tradewinds Apartments in Hampton, Virginia. Upon acquisition, the Company's goal was to increase net operating income by: (l) raising rents to prevailing market rates; (ii) increasing economic occupancy; and (iii) reducing operating expenses. The Company re-oriented the tenant mix toward private sector tenants expenses. The Company re-oriented the tenant mix toward private sector tenants by reducing the Property's reliance on military personnel as tenants, improved tenant screening, reduced on-site management personnel, implemented a program of preventive maintenance, and changed the Property's marketing from newspapers to apartment guides. The result was an increase in net operating income to $1,214,0000 from $968,000 (25.4%) over the first twelve months. The increase was the result of a 3% rental increase, an 8% increase in economic occupancy, and a 9% decrease in operating expenses.

GROWTH THROUGH ACQUISITIONS, RENOVATIONS AND EXPANSION

         The Company also plans to generate growth in net operating income through acquisitions by: (i) acquiring under-performing assets at less than replacement cost; (ii) correcting operational problems; (iii) making selected renovations; (iv) increasing economic occupancy; (v) raising rental rates; (vi) implementing cost controls; and (vii) providing enhanced property and centralized management. In markets that it targets for acquisition opportunities, the Company attempts to gain a significant local presense in order to achieve operating efficiencies. In analyzing acquisition opportunities, the Company considers acquisitions of property portfolios as well as individual properties.

         The Company has demonstrated an ability to grow through acquisitions. The Company's first two Properties were acquired in June of 1993. Since that time, the Company has acquired 40 additional Properties. Twenty-one of the Properties were acquired in 1996.

         The Company analyzes specific criteria in connection with a proposed acquisition. These criteria include: (i) the market in which a property is located and whether it has a diversified economy, stable employment base and increasing average household income; (ii) the property's current and projected cash flow and the ability to increase net operating income; (iii) the condition and design of the property and whether the property can benefit from renovations; (iv) historical and projected occupancy rates; (v) geographic location in light of the Company's diversification objectives; and (vi) the purchase price of the property as its relates to the cost of the new construction.

         The Company believes it will be able to purchase properties at less than replacement cost because of the presence of deferred maintenance, management neglect, or prior owner's financial distress. Upon acquisition, the Company seeks to improve both operating results and property identity through a 24-month renovation policy which includes selective renovations such as new roofs, new exterior siding, exterior painting, clubhouse renovation and construction, and interior refurbishment. The Company has invested in renovations to its Properties approximately $19.0 million on 36 communities in 1996, approximately $7.1 million on 16 communities in 1995 and approximately $6.1 million on eight communities in 1994. Approximately $8.0 million of additional capital improvements on the Properties are budgeted for 1997. To date, these actions have permitted the Company to increase rental rates and improve economic occupancy rates at the Properties.

         Because the Company has grown and plans to grow through property acquisitions, management has created a system establishing "Takeover Teams" to provide immediate transitional management and leasing services to newly-acquired properties and to implement quickly the Company's operations and policies. A Takeover Team consists of senior property management personnel as well as marketing and maintenance specialists from other communities owned by the Company. The Takeover Team remains at a property until the Company's management and leasing programs have been installed and the new on-site team is fully operational. Typically, this process takes two to four weeks to complete.

         An example of the Company's acquisition strategy is the Chase Mooring Apartments, a 224-unit apartment community located in Wilmington, North Carolina. This community was purchased in August 1994 for $3,594,000, or $16,045 per apartment unit. Although the community is well located, the Property lacked curb appeal, did not have a clubhouse, and had been managed and maintained on a marginal basis by the original owner. After acquiring the Property, the Company spent approximately $1.2 million, or $5,414 per unit on various renovations, including the addition of a clubhouse and rental center that has become the focus of the Property's community activity. At acquisition, the average monthly rent at the Property was $382 per apartment unit. As of December 1996, the average monthly rent at the Property was $513 per unit, representing an average annual increase of 14.2%. See "Risk Factors--Rapid Growth."

         The Company has also made, and may in the future make, acquisitions of established apartment communities involved in foreclosure proceedings. In this situation, the Company seeks properties that have below market-rate leases, correctable vacancy problems or inefficient property management. The Company also may make acquisitions of properties from over-leveraged owners of properties, governmental regulatory authorities, lending institutions that have taken control of such properties, mortgagees-in-possession and, possibly, through bankruptcy reorganization proceedings.

         If sufficient tenant demand exists and suitable land is available, the Company may construct Expansion Units on land adjacent to certain Properties. The Company believes that its successful experience with large-scale property renovation will also permit strategic and cost-effective property expansion. It is the Company's policy to acquire Expansion Units on a "turn-key" basis from a third party contractor, thereby minimizing the risks normally associated with development and lease-up.

         Currently, the Company has planned expansion projects for two existing
Properties: Glen Eagles and The Meadows. Glen Eagles is a 166-unit apartment community located in Winston-Salem, North Carolina. The land adjacent to the community will accommodate approximately 220 Expansion Units which can be served by existing amenities. At The Meadows, a 176-unit community in Asheville, North Carolina there is additional land for approximately 250 Expansion Units. The Company has acquired these parcels and transferred them to a developer for construction and lease-up of the Expansion Units with the agreement that the developer will transfer the completed Expansion Units back to the Company. The Company does not have interests in any land adjacent to any other Properties it now owns, but may acquire land or options to acquire land of this type adjacent to other properties it may acquire in the future.

APPLE RESIDENTIAL INCOME TRUST

         In August 1996, Mr. Knight organized Apple for the purpose of acquiring apartment communities in Texas. Apple plans to elect to be taxed as a REIT for its taxable year ended December 31, 1996. Mr. Knight is Apple's Chairman and Chief Executive Officer. Mr. Knight formed Apple as a separate corporation in an attempt to insulate the Company from the risks associated with a start-up company. The Company will participate in Apple's growth through its direct or indirect receipt of acquisition, disposition, management and advisory fees, ownership of Apple common shares and possible future acquisition of Apple. As of February 28, 1997, Apple had raised gross proceeds of approximately $39.6 million in gross proceeds in an ongoing best-efforts equity offering and had acquired four properties in the Dallas, Texas area.

         The Company has a continuing right to own up to 9.8% of the common shares of Apple. The purchase price under the option equals the public offering price for the common shares of Apple (currently $10.00 per common share) less the related selling commissions (currently $1.00 per common share). The Company has committed to purchase at or before the closing of the Offering sufficient common shares of Apple so that it will own approximately 9.5% of the total common shares of Apple outstanding as of March 1, 1997. Thereafter, the Company intends, if the board of directors of the Company determines it is in the best interest of the Company and its shareholders, to purchase additional common shares of Apple at the end of each calendar quarter so as to maintain its ownership of approximately 9.5% of the outstanding common shares of Apple.

         The Company also has a right of first refusal to purchase the properties and the business of Apple. In addition, by the end of 1997, the Company will evaluate the acquisition of Apple and, if the board of directors of the Company determines it is in the best interests of the Company and its shareholders, offer to acquire Apple or its assets. Any decision to combine the Company and Apple can be made only by the respective boards of directors, and depending on the structure of the transaction, the respective shareholders, of the two companies. It is the current intent of Mr. Knight and the board of directors of the Company to seek to acquire Apple and expand the geographic diversity and size of the Company's portfolio of properties if the board of directors of the Company determines that such an acquisition is in the best interests of the Company.

         The Company will provide advisory, property management and brokerage services to Apple in exchange for fees and expense reimbursements under a contract with Apple and subcontracts with Apple Residential Advisors, Inc. ("ARA") and Apple Residential Management Group, Inc. ("ARMG"), the companies that originally contracted with Apple for such services. The Company also owns all of the nonvoting preferred shares of ARA and ARMG, which entitle it to 95% of the economic benefits of such corporations.

FINANCING POLICY

         The Company's objective is to seek capital as needed at the lowest possible cost. In addition to obtaining capital from future sales of Common Shares, the Company may obtain lines of credit or other unsecured borrowings. The Company is also not precluded from engaging in secured borrowings, although its current policy is to hold its Properties on an unmortgaged basis, and as of the date of this Prospectus, it has no secured debt. The Company may also seek eventually to issue investment-grade debt, although there is no assurance that this will occur.

         On February 14, 1997, the Company obtained the $100 million Unsecured Line of Credit from a consortium of three banks headed by First Union National
Bank of Virginia.   The Unsecured Line of Credit replaced, and was used to repay the outstanding balance on, an $85 million unsecured line of credit previously obtained from First Union National Bank of Virginia. The Unsecured Line of Credit may be used only for property acquisitions.

         The Unsecured Line of Credit bears interest equal to the one-month London interbank offered rate ("LIBOR") plus 1.60% (subject to certain other possible adjustments). The interest rate is adjusted monthly. In addition, the Company is obligated to pay the lenders a quarterly commitment fee equal to 0.25% per annum of the unused portion of the loan commitment. The entire balance of the Unsecured Line of Credit is due on March 31, 1998. On March 1, 1997, the interest rate on the Unsecured Line of Credit was 7.03%, and the outstanding balance was approximately $75.2 million.



         The Company has also obtained from First Union National Bank of Virginia a $7.5 million unsecured line of credit for general corporate purposes. This line of credit also bears interest at LIBOR plus 1.60%, adjusted monthly, and is due on March 31, 1998. On March 1, 1997, the outstanding balance on this loan was approximately $1.7 million. The Company intends to use approximately
$3.8 million of proceeds borrowed under this line of credit to purchase common shares of Apple prior to or contemporaneous with the closing of the Offering.

         In connection with the acquisition of the Trolley Square East Apartments in 1996, the Company issued the seller a $5.5 million unsecured promissory note, which bears interest at an effective rate of 6.65% per annum and is due on June 1, 1999. This promissory note will remain outstanding after the completion of the Offering.

         The Company intends to maintain a debt policy (the "Debt Limitation") limiting the Company's total combined indebtedness plus its pro rata share of indebtedness of any unconsolidated investments ("Joint Venture Debt") to 40% of the Company's total equity market capitalization plus its combined indebtedness (including its pro rata share of Joint Venture Debt) ("Total Market Capitalization"). At the closing of the Offering, the Company will have outstanding indebtedness of approximately $37.8 million or approximately 8% of Total Market Capitalization based on the midpoint of the Offering Price range set forth in this Prospectus.

COMPANY HISTORY

         The Company was formed in 1993 to continue and expand the apartment community acquisition, renovation and management strategies of Glade M. Knight, the Company's Chairman and President. From January 1993 through October 1996, the Company raised approximately $300 million in equity through a series of best-efforts public offerings of its Common Shares. A total of 1,312,794 Common Shares was sold at $10.00 per Common Share in 1993 and the remaining amount was sold thereafter at $11.00 per Common Share. The last in the series of best-efforts offerings was completed on October 21, 1996 and raised approximately $50 million (4,545,455 Common Shares at $11.00 per Common Share). From time to time, the Company has also utilized short-term unsecured borrowings to fund property acquisitions.

         During his career, Mr. Knight has been involved in the ownership and management of over 20,000 apartment units, mainly located in the mid-Atlantic region of the United States. See "Risk Factors--Prior Performance Difficulties of Certain Affiliates." Senior management of the Company, which consists of Mr. Knight, Debra A. Jones, Chief Operating Officer, and Stanley J. Olander, Jr., Chief Financial Officer, has worked together, in the same business as the Company, for more than 16 years. Management believes that its long-term operating experience is invaluable in enabling the Company to operate its Properties efficiently and to identify and act upon acquisition opportunities.

         Glade M. Knight, the Company's Chairman and Chief Executive Officer, currently owns approximately 4% of the outstanding Common Shares. The combined Common Share current ownership of senior management is approximately 5% of the outstanding Common Shares.

         The Company's executive offices are located at 306 East Main Street, Richmond, Virginia 23219 and its telephone number is (804) 643-1761.

                                   PROPERTIES

PROPERTY DESCRIPTIONS AND CHARACTERISTICS

         As of February 28, 1997, the Company owned 42 apartment communities comprising 9,613 apartment units. The Properties are located in North Carolina (22 communities), Virginia (12 communities), South Carolina (six communities) and Georgia (two communities).

         The following table sets forth the Company's Properties in each of its 15 metropolitan markets as of February 28, 1997:

                                                                 PERCENT OF
                                                                   TOTAL
               NUMBER OF      NUMBER OF         CARRYING COST    PORTFOLIO
               COMMUNITIES    APARTMENT UNITS   AT 2-28-97       CARRYING COST
          ------------------  ---------------   ---------------  ----------

Georgia
---------
Augusta........... 2               621            $16,630,320          5%


North Carolina
---------------
Asheville......... 1               176              6,952,362         2
Charlotte......... 8             1,873             75,844,241        21
Greenville........ 1               171              5,994,281         2
Raleigh/Durham.... 6             1,390             64,325,186        18
Wilmington........ 3               592             16,446,131         5
Winston Salem/
Greensboro........ 3               685             26,597,379         8

South Carolina
---------------
Charleston.........1               352             11,014,351         3
Columbia.......... 2               419             16,357,294         5
Greenville........ 3               813             19,770,026         6

Virginia
---------------
Charlottesville... 1               185              5,278,053         1
Fredericksburg.....1               258             11,315,775         3
Lynchburg..........1               180              5,156,673         1
Richmond.......... 4               829             35,885,593        10
Virginia Beach.... 5             1,069             36,414,536        10

Total............ 42             9,613           $353,982,201       100%



         Typically, the Company acquires apartment communities that have between 150 and 400 units. The current Properties have an average of 229 units. The average unit size is approximately 857 square feet. The unit mix of each property acquisition candidate is evaluated relative to the Company's assessment of the needs of the local tenant market. The current Properties have an average acquisition cost of $32,692 per unit (approximately $38 per square foot) and average monthly rent of $556 per unit.

         Typically, the Company's apartment communities consist of multiple two- and three-story garden-style buildings on a site. In addition, the Company also owns three high-rise apartment buildings. The Properties generally feature mature landscaping, paved parking areas and walkways, and various amenities. The amenities for a typical Property include an outdoor swimming pool, tennis courts, a clubhouse, an exercisee facility, laundry rooms and a play area. The Company looks for properties that are in close proximity to employment centers, shopping areas and entertainment. Most of the Properties were built in the 1970's and 1980's.

         The Properties generally consist of wood-frame structures on concrete slabs with pitched roofs covered with asphalt or composition shingles. Interiors are generally unfurnished, except for modern kitchen appliances. All kitchens have a refrigerator, stove and garbage disposal. Most also have a dishwasher. Some Properties include individual washers and dryers or washer/dryer connections. Units are generally individually metered for electric and gas service and have individually-controlled heating and air-conditioning systems. The Properties consist of approximately 42% one-bedroom units, 49% two-bedroom units, 8% three-bedroom units, and 1% units of other types.

         The Company acquires and operates apartment communities that cater to tenants who have incomes equal to 90% to 115% of the average local household income. The Company believes that residents in this category are value-driven, but also look for certain amenities, such as swimming pools, clubhouses, exercise facilities and tennis courts. Tenants include young professionals, manager-level white collar workers, medical personnel, members of the military, young families and single parents. Generally, the residents at a Property are employed by a mix of employers.

         The Company believes that tenant demand for the Properties is primarily dependent on the general condition of each market's economy and employment climate, as well as the rate of household formation and the number of available apartment units in that market. In evaluating a prospective property and its marketm, the Company intensively studies and analyzes the area's economic, demographic and employment conditions and expected future trends. The Company also analyzes the expected growth in population and number of households in relation to existing and planned competing apartment communities.

  The following table sets forth specific information regarding the Properties:



                                                                                                            CARRYING      AVERAGE
                                                                                                              COST          UNIT
                                                                  INITIAL        CARRYING         NUMBER       PER          SIZE
                                      YEAR      DATE OF         ACQUISITION       COST AT           OF       UNIT AT      (SQUARE
       PROPERTY         LOCATION   COMPLETED  ACQUISITION          COST         2-28-97 (1)        UNITS     2-28-97       FEET)
------------------------------------------------------------------------------------------------------------------------------------
Georgia
--------------------
  Savannah West........ Augusta        1976   July   1996       $  9,843,620    $11,059,252         456      $24,253         877
  West Eagle Greens.... Augusta        1974   March  1996          4,020,000      5,571,068         165       33,764         796

North Carolina
--------------------
  The Meadows.......... Asheville      1974   January  1996        6,200,000      6,952,362         176       39,502       1,068
  Highland Hills (3)... Carrboro       1987   September  1996     12,100,000     12,826,027         264       48,583       1,000
  Beacon Hill.......... Charlotte      1985   May  1996           13,579,203     14,173,343         349       40,611         734
  Bridgetown Bay....... Charlotte      1986   April  1996          5,025,000      5,526,261         120       46,052         867
  Hanover Landing...... Charlotte      1972   August  1995         5,725,000      7,032,279         192       36,626         832
  Heatherwood.......... Charlotte      1980   September  1996     10,205,457     10,379,553         272       38,160         699
  Meadow Creek......... Charlotte      1984   May  1996           11,100,000     11,748,118         250       46,992         860
  Paces Glen........... Charlotte      1986   July  1996           7,425,000      7,730,487         172       44,945         907
  Sailboat Bay......... Charlotte      1973   November  1995       9,100,000     12,727,982         358       35,553         906
  Summerwalk........... Concord        1983   May  1996            5,660,000      6,526,218         160       40,789         963
  Deerfield............ Durham         1985   November  1996      10,675,000     10,776,378         204       52,825         888
  The Landing.......... Durham         1984   May  1996            8,345,000      9,318,561         200       46,593         960
  Parkside at Woodlake. Durham         1996   September  1996     14,663,886     14,698,093         266       55,256         865
  Wind Lake............ Greensboro     1985   April  1995          8,760,000      9,599,748         299       32,106         727
  Signature Place...... Greenville     1981   August  1996         5,462,948      5,994,281         171       35,054       1,037
  The Hollows.......... Raleigh        1974   June  1993           4,200,000      5,454,234         176       30,990         903
  The Trestles......... Raleigh        1987   December  1994      10,350,000     11,251,893         280       40,185         776
  Chase Mooring ....... Wilmington     1968   August  1994         3,594,000      4,999,181         224       22,318         867
  Osprey Landing ...... Wilmington     1973   November  1995       4,375,000      6,152,147         176       34,955         981
  Wimbledon Chase ..... Wilmington     1976   February  1994       3,300,000      5,294,803         192       27,577         818
  Glen Eagles ......... Winston Salem  1986   October  1995        7,300,000      7,853,256         166       47,309         952
  Mill Creek .......... Winston Salem  1984   September  1995      8,550,000      9,144,375         220       41,565         897


                                      FEBRUARY STATISTICS
                                AVERAGE                ECONOMIC
                             RENT PER MONTH            OCCUPANCY
                            ----------------      -----------------
                            1996 (2)    1997       1996  (2)   1997
                            --------    ----       ---------   ----
Georgia
------------------
  Savannah West .........   - -         $456          - -       88%
  West Eagle Greens......   - -          451          - -       83%

North Carolina
---------------------
  The Meadows ...........  $558          585          90%       94%
  Highland Hills(3)......   - -          692          - -       99%
  Beacon Hill ...........   - -          555          - -       96%
  Bridgetown Bay ........   - -          589          - -       92%
  Hanover Landing .......   472          504          91%       93%
  Heatherwood ...........   - -          546          - -       88%
  Meadow Creek ..........   - -          596          - -       89%
  Paces Glen ............   - -          616          - -       86%
  Sailboat Bay ..........   508          539          82%       83%
  Summerwalk ............   - -          532          - -       92%
  Deerfield .............   - -          739          - -       90%
  The Landing ...........   - -          582          - -       98%
  Parkside at Woodlake...   - -          709          - -       88%
  Wind Lake .............   494          506          84%       84%
  Signature Place .......   - -          492          - -       92%
  The Hollows ...........   559          608          99%       88%
  The Trestles ..........   545          570          95%       92%
  Chase Mooring .........   484          517          73%       88%
  Osprey Landing ........   458          540          85%       95%
  Wimbledon Chase .......   482          539          89%       97%
  Glen Eagles ...........   604          631          92%       91%
  Mill Creek ............   526          560          88%       84%



                                                                                                                CARRYING   AVERAGE
                                                                                                                  COST       UNIT
                                                                             INITIAL      CARRYING      NUMBER    PER        SIZE
                                            YEAR              DATE OF      ACQUISITION    COST AT         OF     UNIT AT   (SQUARE
        PROPERTY           LOCATION      COMPLETED          ACQUISITION       COST       2-28-97 (1)     UNITS   2-28-97     FEET)
        --------           --------      ---------          -----------   -------------  -----------   --------- -------   -------
South Carolina
--------------
 Westchase(3)............. Charleston       1985            January 1997  $ 11,000,000   $ 11,014,351     352     $31,291     706
 Arbors at Windsor
  Lake(3)................. Columbia         1991            January 1997    10,875,000     10,875,000     228      47,697     948
 Stone Ridge.............. Columbia         1975            December 1993    3,325,000      5,482,294     191      28,703   1,047
 Breckinridge............. Greenville       1973            June 1995        5,600,000      6,504,753     236      27,563     726
 Magnolia Run............. Greenville       1972            June 1995        5,500,000      6,586,150     212      31,067     993
 Polo Club................ Greenville       1972            June 1993        4,300,000      6,679,123     365      18,299     807

Virginia
---------
 Trophy Chase............. Charlottesville  1970            April 1996       3,710,000      5,278,053     185      28,530     803
 Greenbrier............... Fredericksburg   1970 and 1990   October 1996    11,099,525     11,315,775     258      43,860     851
 Tradewinds............... Hampton          1988            November 1995   10,200,000     10,752,883     284      37,862     930
 County Green............. Lynchburg        1976            December 1993    3,800,000      5,156,673     180      28,648   1,000
 Ashley Park.............. Richmond         1988            March 1996      12,205,000     12,771,523     272      46,954     765
 Hampton Glen............. Richmond         1986            August 1996     11,599,931     12,074,674     232      52,046     788
 Trolley Square East...... Richmond         1968            June 1996        6,000,000      6,657,892     197      33,796     606
 Trolley Square West(3)... Richmond         1964            December 1996    4,242,575      4,381,504     128      34,231     571
 Arbor Trace.............. Virginia Beach   1985            March 1996       5,000,000      5,658,916     148      38,236     850
 Bay Watch Points......... Virginia Beach   1972            July 1995        3,372,525      4,750,121     160      29,688     911
 Harbour Club............. Virginia Beach   1988            May 1994         5,250,000      5,873,957     214      27,448     813
 Mayflower Seaside........ Virginia Beach   1950            October 1993     7,634,144      9,378,659     263      35,660     698
                                                                          ------------   ------------   -----    --------   -----
Total/Average.............                                                $314,272,814   $353,982,201   9,613     $36,823     857
                                                                          ============   ============   =====    ========   =====

                                     FEBRUARY STATISTICS
                                  AVERAGE           ECONOMIC
                              RENT PER MONTH        OCCUPANCY
                              --------------      --------------
                              1996(2)   1997      1996(2)   1997
                              -------   ----      -------   ----
South Carolina
--------------
 Westchase(3).............      --      $493         --      93%
 Arbors at Windsor
  Lake(3).................      --       641         --      81%
 Stone Ridge..............    $503       513        88%      91%
 Breckinridge.............     406       433        93%      92%
 Magnolia Run.............     471       513        98%      95%
 Polo Club................     382       407        92%      88%

Virginia
---------
 Trophy Chase.............      --       484         --      87%
 Greenbrier...............      --       591         --      93%
 Tradewinds...............     558       571        80%      92%
 County Green.............     475       495        90%      95%
 Ashley Park..............      --       572         --      96%
 Hampton Glen.............      --       646         --      94%
 Trolley Square East......      --       514         --      95%
 Trolley Square West(3)...      --       488         --      93%
 Arbor Trace..............      --       530         --      95%
 Bay Watch Points.........     556       578        79%      91%
 Harbour Club.............     527       552        83%      91%
 Mayflower Seaside........     637       674        91%      93%
                              ----      ----       ----     ----
Total/Average.............    $510      $556        88%      91%
                              ====      ====       ====     ====


     Notes to Table of Properties:

     (1) "Carrying Cost" includes the purchase price of the Property plus real estate commissions, closing costs and improvements capitalized since the date of acquisition.

     (2) An open item denotes that the Company did not own the Property during the month indicated.

     (3) The results of operations of the Westchase and Arbors at Windsor Lake Apartments (which were purchased in January, 1997) and the Trolley Square West and Highland Hills Apartments (for which audited financial statements were not available at the time of purchase) are not reflected in the pro forma statements of operations.

MULTIFAMILY PROPERTIES IN THE COMPANY'S PRINCIPAL MARKETS

     Market Demographics. The Company believes that the demographic and economic trends and conditions in the Company's principal markets indicate a potential for long term growth in funds from operations. While the Company owns 42 Properties in 15 markets, the majority of the Properties are located in five metropolitan areas. Based on a survey conducted by M/PF Research, Inc., the average physical occupancy rate for multifamily properties in the Company's principal markets equaled 92% for the fourth quarter of 1996. The following table illustrates the Company's presence in each of its five principal markets:


                                                                  PERCENT OF
                                                 NUMBER OF           TOTAL            MARKET         COMPANY
                                               APARTMENT UNITS     APARTMENT         PHYSICAL        PHYSICAL
                               NUMBER OF        OWNED BY THE      UNITS OWNED       OCCUPANCY       OCCUPANCY
     METROPOLITAN AREA        COMMUNITIES         COMPANY        BY THE COMPANY   4TH QTR. 1996   4TH QTR. 1996
-------------------------     -----------      ---------------   --------------   -------------   -------------
Charlotte, NC............          8               1,873              19%               93%           92%
Raleigh/Durham, NC.......          6               1,390              14                96            95
Virginia Beach, VA.......          5               1,069              11                89            93
Richmond, VA.............          4                 829               9                94            96
Greenville, SC...........          3                 813               8                89            93
     Total/Average.......         26               5,974              61%               92%           94%


     Each of these metropolitan areas is characterized by a diverse economic base, as indicated below:


                  ESTIMATED
 METROPOLITAN        1996                       KEY ECONOMIC
     AREA         POPULATION                  CHARACTERISTICS
-----------------------------------------------------------------------------
Charlotte, NC     1,758,000    o  regional/national/international business
                                  center
                               o  3rd largest banking center in the U.S.
                               o  42nd largest metropolitan area
                               o  6th largest wholesale center in the U.S.
                               o  11th largest distribution center in the U.S.
-----------------------------------------------------------------------------
Raleigh/Durham,   1,025,000    o  Capital of North Carolina
  NC                           o  home to three major universities:
                                    Duke University
                                    University of North Carolina
                                    North Carolina State University
                               o  high tech industries in the Research Triangle
-----------------------------------------------------------------------------
Virginia Beach,   1,430,000    o  largest and fastest growing city in Virginia
  VA                           o  federal government employment
                               o  wholesale trade/warehousing
                               o  high tech/electronics manufacturing
                               o  transportation equipment manufacturing
-----------------------------------------------------------------------------
Richmond, VA        942,000    o  Capital of Virginia
                               o  Federal Reserve Bank's Fifth District
                               o  diverse economy with 14 Fortune 500 companies
                               o  home to two major universities
                                        Virginia Commonwealth University/Medical
                                             College of Virginia
                                        University of Richmond
-----------------------------------------------------------------------------
Greenville, SC      860,000    o  highest per capita foreign investment of any
                                  MSA in the nation
                               o  manufacturing
                               o  textiles
                               o  automobiles and automobile parts (Michelin,
                                  BMW)
                               o  distribution (regional and national)
-----------------------------------------------------------------------------

     The Company's belief in the growth potential of its principal markets is based on a multifamily investment environment characterized by increasing demand, limited new supply and steady job and population growth. The Company also believes that its growing market share in these markets will further enhance the Company's growth opportunities.

     Demand for Multifamily Housing. The Company believes that there will be an increase in demand for multifamily housing in its principal markets during the next decade due to the estimated employment, population and household formation growth in these markets. During the period from 1985 to 1996, the Company's principal markets experienced growth in these three areas in excess of national averages. According to U.S. Department of Commerce statistics, job, population and household formation growth in the Company's principal markets are projected to continue to be greater than national averages. Based on calculations derived from data tabulated by the U.S. Department of Commerce, Bureau of Economic Analysis, the percentage change in employment, population, and household formation growth for the Company's principal markets for the period from 1996 to 2005 is estimated to be 17.1%, 11.6% and 14.8%, respectively. All of these statistics are greater than the national average estimated for each category for the period 1996 through 2005.

                               [GRAPHIC OMITTED]

                                        1985-1996                             1996-2005
                             ----------------------------------  ----------------------------------
                                                                                          PROJECTED
                                                      HOUSEHOLD   PROJECTED   PROJECTED   HOUSEHOLD
                             EMPLOYMENT   POPULATION  FORMATION  EMPLOYMENT  POPULATION   FORMATION
    METROPOLITAN AREA          GROWTH       GROWTH      GROWTH     GROWTH      GROWTH       GROWTH
-------------------------    ----------   ----------  ---------  ----------  -----------  ---------
Charlotte, NC............       34.5%       23.5%        28.1%      18.1%       12.7%        15.9%
Raleigh/Durham, NC.......       45.4        35.4         40.8       24.5        18.5         21.9
Virginia Beach, VA.......       15.4        18.1         22.4       13.5         8.9         12.0
Richmond, VA.............       23.5        17.3         22.3       13.7         8.7         11.3
Greenville, SC...........       27.9        13.9         20.5       15.6         9.9         13.1

 Company's Principal
  Markets................       28.2%       21.2%        26.4%      17.1%       11.6%        14.8%
 United States Total.....       22.8%       11.6%        15.6%      11.8%        7.9%         9.0%


     Source: M/PF Research, Inc. (calculations based on data from NPA Data Services, Inc.).

     Supply of Multifamily Housing. Construction of new multifamily apartments has declined significantly since the mid-1980's in both the United States generally and the Company's principal markets. The number of multifamily residential building permits granted in the Company's principal markets for the period 1991-1996 decreased by 50.8% (43,794 permits) as compared to the earlier period of 1985-1990 (88,652 permits).

                MULTIFAMILY RESIDENTIAL BUILDING PERMITS GRANTED

        METROPOLITAN AREA         1985-1990      1991-1996      % CHANGE
    -------------------------     ---------      ---------      --------
    Charlotte, NC............      27,145          15,747        -42.0%
    Raleigh/Durham, NC.......      18,719          13,707        -26.8
    Virginia Beach, VA.......      25,234           7,864        -68.8
    Richmond, VA.............       9,304           2,215        -76.2
    Greenville, SC...........       8,250           4,261        -50.2

     Company's Principal
      Markets................      88,652          43,794        -50.8%

     Source: M/PF Research, Inc. (calculations based on data from U.S. Dept. of Commerce, Bureau of the Census).

     As compared to the building permit peak in 1985 of 26,373 apartment units, the Company's principal markets are experiencing moderate multifamily construction levels with 1996 building permits for apartment units (11,931) being less than one-half of the peak level experienced in the 1985. At the same time, renter household growth in these markets has remained positive, thus creating a favorable supply/demand relationship.

     Other Factors. In addition to the foregoing demographic factors, the Company believes that demand for multifamily housing in its principal markets will be positively affected by the following trend: (i) a growing percentage of renters in the median income bracket whose decision to rent is a lifestyle choice as well as a financial choice; and (ii) initial high cash costs of home ownership due to downpayments and closing costs making home ownership a less attractive housing alternative for an increasing number of people. The Company believes that these trends will offset to some extent the general trend of a decline in the growth rate of the adult population in the primary rental population of 20 to 35 year olds and the effect of current low interest rates for home mortgages.

     The Company believes that the trends discussed above will keep the demand for multifamily housing growing at a faster rate than the supply of apartments during the next several years. However, there can be no assurances that any projected future conditions will be achieved or realized or that the trends discussed above will continue.

ENVIRONMENTAL MATTERS

     It is the Company's policy to obtain a Phase I ESA from a qualified environmental engineer before the acquisition of any property to identify potential sources of contamination for which the owner of the property may be responsible, and to assess the status of environmental regulatory compliance.

     The Phase I ESA's include a historical review of a subject property, reviews of certain public records, preliminary investigations of the surrounding properties, screening for the presence of asbestos, PCBs and underground storage tanks, and the preparation and issuance of a written report. The Phase I ESA's do not include invasive procedures such as soil sampling or ground water analysis. The Phase I ESA's for the Properties have not revealed any condition that could have a material adverse effect on the Company's business, assets or results of operations nor is the Company aware of any such condition, liability or concern. It is possible that the Phase I ESA's related to any one of the Properties do not reveal all environmental conditions, liabilities or compliance concerns or that there are material environmental conditions, liabilities or compliance concerns that arose at a Property after the related Phase I ESA's report was completed of which the Company is otherwise unaware. The Company believes that the Properties are in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances and other environmental matters. The Company has not been notified by any governmental authority of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental substances in connection with any of the Properties. See "Risk Factors -- Possible Environmental Liabilities."

INSURANCE

     The Company currently carries comprehensive liability, fire, flood (where appropriate), worker's compensation, extended coverage and rental loss insurance, with policy specifications, limits and deductibles customarily carried for similar properties. Certain types of losses, however (generally of a catastrophic nature such as acts of war, hurricane coverage in certain areas, and earthquakes) are either uninsurable or are not economically insurable. See "Risk Factors-Uninsured Loss." The Company believes, however, that the Properties are adequately insured in accordance with industry standards.

LEGAL PROCEEDINGS

     Neither the Company nor the Properties are presently subject to any material litigation nor, to the Company's knowledge, is any material litigation threatened against the Company or the Properties, other than routine litigation arising in the ordinary course of business and which is expected to be covered by liability insurance.

                              CERTAIN TRANSACTIONS

CONVERSION TO SELF-ADMINISTRATION

     Before October 1, 1996, the Company operated as an "externally-advised" and "externally-managed" REIT. Cornerstone Advisors, Inc. served as the advisor to the Company, Cornerstone Management Group, Inc. served as the manager of the Properties, and property acquisition services were provided to the Company by Cornerstone Realty Group, Inc. Glade M. Knight, Chairman and Chief Executive Officer of the Company, owned all of the stock of Cornerstone Advisors, Inc., Cornerstone Management Group, Inc. and Cornerstone Realty Group, Inc. (collectively, the "External Companies"). By agreement among Mr. Knight, Stanley
J. Olander, Jr. (Chief Financial Officer of the Company) and Debra A. Jones (Chief Operating Officer of the Company), Mr. Knight held part of the beneficial ownership of the External Companies for the account and interest of each of Mr. Olander and Ms. Jones.

     Before October 1, 1996, the Company entered into a separate management contract with Cornerstone Management Group, Inc. with respect to each Property acquired. Under the terms of these agreements, the Company was obligated to pay Cornerstone Management Group, Inc. a management fee equal to 5% of gross rental income from the related Property plus certain expenses. Under the terms of the advisory agreement with Cornerstone Advisors, Inc., the Company was obligated to pay to Cornerstone Advisors, Inc. an annual advisory fee of up to 0.25% of the Company's assets based on certain performance criteria. Under the terms of the acquisition agreement with Cornerstone Realty Group, Inc., the Company was obligated to pay Cornerstone Realty Group, Inc. a brokerage commission of 2% of the gross purchase price of each Property acquired.

     As of September 1, 1996, the Company agreed with the External Companies on a series of related transactions, the effect of which was to convert the Company into a "self-administered" and "self-managed" REIT effective October 1, 1996. The transactions were unanimously approved by the board of directors, which relied in part upon a "fairness opinion" issued by Arthur Andersen LLP. The conversion was approved by the board of directors because it was determined to be in the best interests of the Company and the shareholders for property acquisition, property management and Company administration to be performed by the Company's own officers and employees, rather than through contracts with the External Companies.

     To effect the conversion, the Company agreed to issue 1,400,000 Common Shares to Cornerstone Management Group, Inc. in exchange for the assignment by such company of all of its rights and interests in, to and under its management agreements with the Company. On October 1, 1996, the Company issued 700,000 Common Shares, and the balance of such Common Shares will be issued on September 30, 1997. No distributions are payable with respect to the 700,000 unissued Common Shares until they are issued. However, there are no conditions to the issuance of the deferred Common Shares other than the passage of time.

     In addition, the Company paid to Cornerstone Realty Group, Inc. and Cornerstone Advisors, Inc. an aggregate of $1,325,000 in exchange for the assignment by them of all of their rights and interests in the property acquisition agreement and advisory agreement with the Company. Also on such date, the Company paid to Cornerstone Realty Group, Inc. $100,000 and paid to Glade M. Knight $350,000 for the personal property and building, respectively, located at 306 East Main Street, Richmond, Virginia, which previously had served as the principal executive office of the Company. Finally, the Company paid approximately $138,000 to certain lenders, representing the balance owed by Cornerstone Realty Group, Inc. on certain automobile loans, in exchange for the conveyance of seven automobiles by it to the Company.

     Mr. Knight owned all of the shares of each of the External Companies. Mr. Knight, however, held a portion of the shares in such companies for the benefit of Ms. Jones and Mr. Olander. Mr. Knight transferred 109,091 Common Shares and $100,000 cash to each of these officers from the proceeds of the transactions described above.

     Immediately following the assignment by each of the External Companies of its rights and interests in its respective agreement with the Company, the Company terminated each such agreement. Furthermore, as of September 1, 1996, the Company entered into employment agreements with Mr. Knight, Mr. Olander and Ms. Jones. See "Management -- Compensation of Officers -- Employment Agreements."

     Although all of the foregoing transactions involving the Company were unanimously approved by the Company's board of directors, the transactions were not the result of arm's-length negotiations. Although the Company did obtain the fairness opinion described above, it did not obtain independent evaluations or appraisals of the rights and assets acquired by the Company. See "Risk Factors -- Purchase of Former Advisor's and Former Manager's Rights not at Arm's-Length."

APPLE RESIDENTIAL INCOME TRUST

PURCHASE OF COMMON SHARES OF APPLE

     The Company has a continuing right to own up to 9.8% of the common shares of Apple. The Company has committed to purchase at or before the closing of the Offering sufficient common shares of Apple so that it will own approximately 9.5% of the total common shares of Apple outstanding as of March 1, 1997. Thereafter, the Company intends, if the board of directors of the Company determines it is in the best interest of the Company and its shareholders, to purchase additional common shares of Apple as of the end of each calendar quarter so as to maintain its ownership of approximately 9.5% of the outstanding common shares of Apple.

POSSIBLE ACQUISITION OF APPLE

     The Company has a right of first refusal to purchase the properties and business of Apple. In addition, by the end of 1997, the Company will evaluate the acquisition of Apple and, if the board of directors of the Company determines it is in the best interests of the Company and its shareholders, offer to acquire Apple or its assets. While any decision to combine the Company and Apple can be made only by the respective boards of directors, and depending on the structure of the transaction, the respective shareholders, of the two companies, it is the current intent of Mr. Knight and the board of directors of the Company to seek to acquire Apple if the board of directors determines such an acquisition is in the best interests of the Company. See "Risk Factors -- Conflict of Interest in Continuation or Enforcement of Advisory Agreement and Property Management Agreements."

ACQUISITION, DISPOSITION, ADVISORY AND PROPERTY MANAGEMENT SERVICES

     Summary. On or before the closing of the Offering, the Company will acquire from Mr. Knight all of the assets of ARG in exchange for $350,000 in cash and Common Shares valued at $1,650,000. The number of Common Shares issued will be based upon the Offering Price, net of underwriting discounts and commissions. The sole material asset of ARG is its Property Acquisition/Disposition Agreement with Apple and the Company will succeed by assignment to the rights, powers, benefits, duties and obligations of ARG under the Property Acquisition/Disposition Agreement. See "Risk Factors -- Acquisition of Assets of Apple Realty Group, Inc. Not at Arm's-Length."

     ARA and ARMG provide advisory and property management services, respectively, to Apple under an Advisory Agreement and a series of Property Management Agreements. Pursuant to subcontract agreements, each of ARA and ARMG has delegated its duties and obligations and assigned its rights, powers and benefits under the agreements with Apple to the Company, and the Company has agreed to perform all such services for Apple in exchange for all fees and expense reimbursements payable under the agreements between Apple and ARA and ARMG.

     Acquisition and Disposition Services. Under the Property Acquisition/Disposition Agreement, the Company will be entitled to a real estate commission equal to 2% of the gross purchase prices of Apple's properties (net of acquisition debt), payable by Apple in connection with each property acquisition on or after March 1, 1997. The Company will also be entitled to a real estate commission equal to 2% of the gross sales prices of Apple's properties, payable by Apple in connection with each property sale if, but only if, any such property is sold and the sales price exceeds the sum of (1) Apple's cost basis in the property plus (2) 10% of such cost basis. The Company will not be entitled to any disposition fee in connection with a sale of a property by Apple to the Company or any affiliate of Mr. Knight but the

                                       44